EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Bob Purcell Ph: 650-553-7187 Paul McSharry Ph: 353-1-663-3600

ELAN REPORTS THIRD QUARTER 2010 FINANCIAL RESULTS

Dublin, Ireland, October 27, 2010 - Elan Corporation, plc today reported its third quarter and first nine months 2010 financial results.

Elan CEO Kelly Martin commented, “We continue to advance the Company and achieve substantive progress in both our BioNeurology and EDT businesses. The third quarter results highlight our ability to simultaneously improve our operating results, de-lever our balance sheet and advance our pipeline. We continue to construct an operating model which allows us to leverage our core strengths while collaborating on many other components within the business.” Mr. Martin added, “We are excited about the potential clinical utility of an investigational JCV antibody assay to help physicians stratify risk among their Tysabri patients. The recent data presented at ECTRIMS encourages further exploration of this potential risk stratification tool.”

Commenting on the third quarter results, Elan chief financial officer, Shane Cooke said, “We are very pleased with the outcome of this quarter, which reflects continued improvements in our operating performance and our capital structure. Adjusted EBITDA for the third quarter increased by 61% to $38.2 million and the business generated cash flow from operating activities for the third quarter in a row. We recorded a net loss of $43.6 million in the third quarter of this year, compared to net income of $52.3 million in the same period last year, due to the inclusion of a $107.7 million net gain related to the Johnson & Johnson transaction in 2009. This improvement in the operating performance resulted from the continued growth in Tysabri, revenues from the launch of Ampyra and a reduction in operating expenses, which more than offset the impact of reduced revenues from a number of legacy products. We also made further progress in improving our balance sheet this quarter, repaying debt that was due in 2011 and 2013 and issuing a 2016 bond. Over the last year, we have repaid or refinanced $1.3 billion in debt that was due between 2011 and 2013, which has resulted in a 27% reduction in our total debt, extending its average maturity while retaining significant liquidity.”

Mr. Cooke confirmed that for the full-year 2010, Elan remains on target to record revenue growth, Adjusted EBITDA of more than $150 million and operating income before other charges or gains. Mr. Cooke also noted that the Company expected to end 2010 with approximately $400 million in cash and investments and to be cash flow positive in 2011.

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Revenue (see page 9)
283.7	278.3	Product revenue	797.2	848.6
3.3	3.1	Contract revenue	15.8	12.2
287.0	281.4	Total revenue	813.0	860.8
142.1	139.2	Cost of goods sold	410.3	426.3
144.9	142.2	Gross margin	402.7	434.5

		Operating Expenses (see page 14)
66.6	64.2	Selling, general and administrative	206.7	192.0
80.0	63.8	Research and development	241.4	194.1
—	—	Settlement reserve charge (see page 16)	—	206.3
3.2	14.3	Other net charges (see page 16)	30.8	19.4
(107.7)	—	Net gain on divestment of business	(107.7)	—
42.1	142.3	Total operating expenses	371.2	611.8
102.8	(0.1)	Operating income/(loss)	31.5	(177.3)

		Net Interest and Investment Gains and Losses
34.4	34.6	Net interest expense	104.0	89.2
—	3.0	Net charge on debt retirement	—	3.0
—	(0.1)	Net investment gains	—	(14.0)
34.4	37.5	Net interest and investment gains and losses	104.0	78.2

68.4	(37.6)	Net income/(loss) before tax	(72.5)	(255.5)
16.1	6.0	Provision for income taxes	46.0	3.2
52.3	(43.6)	Net income/(loss)	(118.5)	(258.7)

0.11	(0.07)	Basic net income/(loss) per ordinary share	(0.25)	(0.44)
491.8	585.1	Basic weighted average number of ordinary shares outstanding (in millions)	481.1	584.8

0.11	(0.07)	Diluted net income/(loss) per ordinary share	(0.25)	(0.44)
494.2	585.1	Diluted weighted average number of ordinary shares outstanding (in millions)	481.1	584.8

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m

52.3	(43.6)	Net income/(loss)	(118.5)	(258.7)
34.4	34.6	Net interest expense	104.0	89.2
16.1	6.0	Provision for income taxes	46.0	3.2
19.2	16.2	Depreciation and amortization	57.4	47.7
0.4	0.1	Amortized fees	—	(0.3)
122.4	13.3	EBITDA	88.9	(118.9)

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m

122.4	13.3	EBITDA	88.9	(118.9)
5.9	7.7	Share-based compensation	24.9	24.8
—	—	Settlement reserve charge	—	206.3
3.2	14.3	Other net charges	30.8	19.4
—	3.0	Net charge on debt retirement	—	3.0
—	(0.1)	Net investment gains	—	(14.0)
(107.7)	—	Net gain on divestment of business	(107.7)	—
23.8	38.2	Adjusted EBITDA	36.9	120.6

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus net interest expense, provisions for income tax, and depreciation and amortization of costs and revenues. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, settlement reserve charge, other net charges, net charge on debt retirement, net investment gains and losses, and net gain on divestment of business. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2009 US$m	September 30 2010 US$m
Assets
Current Assets
Cash and cash equivalents	836.5	423.4
Restricted cash and cash equivalents — current	16.8	207.1	(1)
Investment securities — current	7.1	2.6
Deferred tax assets — current	23.9	33.4
Other current assets	274.9	254.7
Total current assets	1,159.2	921.2

Non-Current Assets
Intangible assets, net	417.4	383.7
Property, plant and equipment, net	292.8	299.4
Equity method investment	235.0	235.0
Investment securities — non-current	8.7	9.2
Deferred tax assets — non-current	174.8	160.3
Restricted cash and cash equivalents — non-current	14.9	14.9
Other assets	42.9	60.2
Total Assets	2,345.7	2,083.9

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	311.5	342.2
Settlement reserve	—	206.3
Long-term debt	1,540.0	1,285.0
Shareholders’ equity (see page 17)	494.2	250.4
Total Liabilities and Shareholders’ Equity	2,345.7	2,083.9

(1) Current restricted cash and cash equivalents includes $203.5 million that has been placed in an escrow account in relation to the Zonegran settlement.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended September 30				Nine Months Ended September 30
2009 US$m	2010 US$m			2009 US$m	2010 US$m

23.8	38.2		Adjusted EBITDA	36.9	120.6
(29.7)	(33.7)		Net interest and tax	(105.3)	(85.9)
(19.3)	—		Divestment of business (transaction/other costs)	(19.3)	—
(3.2)	(12.8)		Other net charges	(12.9)	(18.1)
53.9	19.9		Working capital decrease	26.8	41.1
25.5	11.6		Cash flows from/(used in) operating activities	(73.8)	57.7

(2.1)	(11.1)		Net purchases of tangible and intangible assets	(78.8)	(34.9)
12.1	(0.2)		Net proceeds from sale/(net purchase) of investments	22.4	15.8
868.3	(266.4)		Cash flows from financing activities	873.5	(265.9)
—	(0.2)		Net proceeds on disposal of Prialt business	—	4.5
—	(193.5	)(1)	Restricted cash and cash equivalents movement	3.6	(190.3	) (1)
903.8	(459.8)		Net cash movement	746.9	(413.1)
218.4	883.2		Beginning cash balance	375.3	836.5
1,122.2	423.4		Cash and cash equivalents at end of period	1,122.2	423.4

(1) During the third quarter of 2010, $203.5 million was placed in an escrow account in relation to Zonegran settlement.

Overview

Operating Results

Third Quarter 2010

Total revenue for the third quarter of 2010 decreased by 2% to $281.4 million from $287.0 million for the same period in 2009. Revenue from the BioNeurology business increased marginally while revenue from the Elan Drug Technologies (EDT) business decreased by 9%. The increase in revenues from the BioNeurology business was driven by increased revenues from Tysabri®, offset by the expected reduced revenues from Azactam® and Prialt®. Elan’s recorded sales of Tysabri increased 13% to $215.9 million for the third quarter of 2010, from $191.4 million for the third quarter of 2009, driven by the 9% growth in global in-market net sales of Tysabri to $307.2 million in the third quarter of 2010 from $281.6 million in the third quarter of 2009.

The 9% decline in revenue from the EDT business in the third quarter of 2010 was due principally to the expected reduced revenues from Skelaxin® and lower revenues as a result of the timing of customer orders for Naprelan®, partially offset by revenues from Ampyra®, which was launched in March 2010.

Operating income before other net charges for the third quarter of 2010 was $14.2 million, compared to an operating loss, before the net gain on divestment of business and other net charges, of $1.7 million for the same period of 2009. Adjusted EBITDA increased by 61% in the third quarter of 2010, compared to the third quarter of 2009, to $38.2 million. This improved operating performance was driven by a 13% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses in the third quarter of 2010 compared to the third quarter of 2009, partially offset by the reduced revenues referenced above. In the third quarter of 2010, SG&A expenses declined by 4% compared to the same period in 2009, while R&D costs decreased by 20%. The decrease in R&D costs was primarily due to the transfer of the Alzheimer’s Immunotherapy Program (AIP) to a subsidiary of Johnson & Johnson (Janssen AI) in September 2009, partially offset by increased investment in Tysabri. Under the terms of the September 2009 transaction with Johnson & Johnson, Elan received a 49.9% ownership interest in Janssen AI. R&D costs in the third quarter of 2009 included approximately $32.0 million in relation to the AIP.

The BioNeurology business recorded an operating loss, before other net charges, of $1.3 million in the third quarter of 2010. This represents a $20.2 million improvement over the $21.5 million operating loss before the net gain on divestment of business and other net charges recorded by the BioNeurology business in the third quarter of 2009, and reflects the continued growth in Tysabri revenues offsetting the expected reduced revenues from Azactam and Prialt, in addition to a 16% reduction in combined SG&A and R&D expenses. In the EDT business, the operating income before other net charges decreased to $15.5 million in the third quarter of 2010 compared to $19.8 million in the same period in 2009, due principally to the decrease in revenues from Skelaxin and Naprelan, partially offset by the launch of Ampyra.

For the third quarter of 2010, net loss before tax and excluding other net charges was $23.3 million, compared to a net loss before tax and excluding the net gain on divestment of business and other net charges of $36.1 million for the same period of 2009. This improvement was primarily due to the decrease in combined SG&A and R&D expenses, offset by reduced revenues as described above.

Nine Months ended September 30, 2009

Total revenue for the nine months ended September 30, 2010 increased by 6% to $860.8 million from $813.0 million for the same period in 2009. The increase in revenue was driven by the growth of Tysabri and the launch of Ampyra, which more than offset the expected decline in revenues from Azactam, Skelaxin and Prialt. Elan ceased distributing Azactam as of March 31, 2010 and will not earn any future revenues from this product. Elan’s recorded sales of Tysabri increased 19% to $622.1 million for the nine months ended September 30, 2010 from $523.8 million in the same period in 2009. This increase in revenues is consistent with the 18% growth in global in-market net sales of Tysabri to $896.6 million in the nine months ended September 30, 2010 from $762.9 million in the same period in 2009, and the 20% increase in patients on therapy worldwide to approximately 55,100 patients at the end of September 2010 from approximately 46,000 (revised) at the end of September 2009.

Operating income before the settlement reserve charge and other net charges for the nine months ended September 30, 2009 was $48.4 million, a $93.8 million improvement on the $45.4 million operating loss before net gain on divestment of business and other net charges recorded in the same period of 2009. For the nine months ended September 30, 2010, Adjusted EBITDA increased more than three-fold to $120.6 million from $36.9 million for the same period in 2009. These increases principally reflect the 6% increase in revenue, improved operating margins and a 14% reduction in combined SG&A and R&D expenses.

Cash flows generated from operating activities were $57.7 million for the nine months to September 30, 2010, compared to cash used in operating activities of $73.8 million in the same period in 2009. This improvement was due to the improved operating performance, a reduction in working capital requirements, and transaction and other costs associated with the transfer of the AIP to Janssen AI in September 2009.

The net loss of $258.7 million for the nine months to September 30, 2010 includes a settlement reserve charge of $206.3 million as the result of an agreement in principle reached with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), which Elan divested in 2004.

For the nine months to September 30, 2010, net loss before tax, excluding the settlement reserve charge and other net charges was $29.8 million, compared to a net loss before tax, excluding the net gain on divestment of business and other net charges, of $149.4 million for the same period of 2009. This improvement was due to the improved operating performance, lower net interest expense, and net investment gains in the nine months to September 30, 2010.

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

Debt Refinancing

On August 17, 2010, Elan completed the offering of $200.0 million in aggregate principal amount of Fixed Rate Notes due in October 2016 (2016 Notes). These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning October 15, 2010.

Using the proceeds of the 2016 Notes offering and existing cash, on September 17, 2010, Elan redeemed all of the outstanding Senior Floating Rate Notes due in 2011 of which $300.0 million in principal amount was outstanding.

Under the terms of Elan’s debt covenants, Elan was required to apply some of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of its debt at par. Accordingly, on August 30, 2010, Elan offered to purchase up to $186.0 million aggregate principal amount of Senior Notes due in 2013 in accordance with the terms of the indenture governing the 2013 Notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on September 30, 2010 and holders of $155.0 million in principal amount of the 2013 Notes tendered their notes.

Following the completion of the offering of $200.0 million in 2016 Notes, the redemption of the 2011 Notes and the purchase of the 2013 Notes, Elan’s total debt was reduced by 17%, from $1,540.0 million at June 30, 2010 to $1,285.0 million at September 30, 2010, of which $460.0 million is due in November 2013 and the balance in October 2016.

Total Revenue

For the nine months to September 30, 2010, total revenue increased by 6% to $860.8 million from $813.0 million for the same period of 2009. Revenue from the BioNeurology business increased by 10% while revenue from the EDT business decreased by 6%. For the third quarter of 2010, total revenue decreased by 2% to $281.4 million from $287.0 million for the same period of 2009. Revenue from the BioNeurology business increased marginally while revenue from the EDT business decreased by 9% for the quarter. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
217.8	218.2	Revenue from the BioNeurology business	605.2	665.2
69.2	63.2	Revenue from the EDT business	207.8	195.6
287.0	281.4	Total revenue	813.0	860.8

Revenue from the BioNeurology business

For the nine month period to September 30, 2010, revenue from the BioNeurology business increased by 10% to $665.2 million from $605.2 million for the same period of 2009. For the third quarter of 2010, revenue from the BioNeurology business increased to $218.2 million from $217.8 million for the third quarter of 2009. These increases were primarily driven by increased revenue from Tysabri, offset by the expected lower revenues from Azactam and Prialt.

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
130.7	150.9	Tysabri – U.S.	371.1	431.0
60.7	65.0	Tysabri – Rest of world (ROW)	152.7	191.1
191.4	215.9	Total Tysabri	523.8	622.1
19.8	(0.6)	Azactam	57.5	26.8
4.7	—	Prialt	13.4	6.2
1.8	2.5	Maxipime®	9.4	7.9
0.1	0.4	Royalties	1.1	1.2
217.8	218.2	Total product revenue from BioNeurology business	605.2	664.2
—	—	Contract revenue	—	1.0
217.8	218.2	Total revenue from BioNeurology business	605.2	665.2

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
130.7	150.9	United States	371.1	431.0
150.9	156.3	ROW	391.8	465.6
281.6	307.2	Total Tysabri in-market net sales	762.9	896.6

For the third quarter of 2010, Tysabri in-market net sales increased by 9% to $307.2 million from $281.6 million for the same period of 2009. The growth reflects increased patient demand across global markets and increased price in the United States, offset by exchange rate movements, a modest reduction in average infusions per patient, U.S. healthcare reform and pricing pressures outside the United States. At the end of September 2010, approximately 55,100 patients were on therapy worldwide, including approximately 27,100 commercial patients in the United States and approximately 27,400 commercial patients in the ROW, representing a 20% increase over the approximately 46,000 patients (revised) who were on the therapy at the end of September 2009. Net patient additions of 2,300 in the third quarter of 2010 were similar to the net patient additions in the second quarter of 2010.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $150.9 million for the third quarter of 2010, an increase of 15% over net sales of $130.7 million in the same period of 2009 and 4% over the second quarter of 2010. Almost all of these sales are for the multiple sclerosis (MS) indication.  The increase in sales in the third quarter 2010 over the third quarter 2009 was due principally to increased demand and a higher price, partially offset by the impact of healthcare reform, changes in trade inventory balances and a modest reduction in average infusions per patient. The increase in sales in the third quarter over the second quarter of 2010 reflected increased demand and a higher net price, but was also negatively impacted by adjustments to trade inventories of approximately $12 million. In the second quarter of 2010, trade inventories increased from approximately 4 to 4.5 weeks, increasing revenues by approximately $6 million in that quarter. In the third quarter of 2010, trade inventories fell from approximately 4.5 to 4 weeks, reducing revenues in the current quarter by approximately $6 million.

At the end of September 2010, approximately 27,100 patients were on commercial therapy, which represents an increase of 16% over the approximately 23,400 patients who were on therapy at the end of September last year.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $65.0 million for the third quarter of 2010, compared to $60.7 million for the third quarter of 2009, an increase of 7%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
150.9	156.3	ROW in-market sales by Biogen Idec	391.8	465.6
(74.1)	(73.6)	ROW operating expenses incurred by the collaboration	(202.7)	(218.0)
76.8	82.7	ROW operating profit incurred by the collaboration	189.1	247.6
38.4	41.3	Elan’s 50% share of Tysabri ROW collaboration operating profit	94.5	123.8
22.3	23.7	Elan’s directly incurred costs	58.2	67.3
60.7	65.0	Net Tysabri ROW revenue	152.7	191.1

Tysabri ROW in-market sales for the third quarter of 2010 were $156.3 million as compared to $150.9 million for the third quarter of 2009. As Tysabri ROW in-market sales are principally earned in the European Union, third quarter in-market sales were negatively impacted by approximately $12 million by the depreciation of the euro against the dollar, compared to the third quarter of 2009.

At the end of September 2010, approximately 27,400 patients, principally in the European Union, were on commercial therapy, an increase of 5% over the approximately 26,000 who were on therapy at the end of June 2010 and 25% over the approximately 22,000 patients (revised) who were on therapy at the end of September last year.

Other BioNeurology products

Elan ceased distributing Azactam as of March 31, 2010 and third quarter negative revenues of $0.6 million comprise discounts and allowance adjustments. Elan will not earn any future revenues from this product.

Maxipime revenue was $2.5 million for the third quarter of 2010, compared to $1.8 million for the same period of 2009. Elan ceased distributing Maxipime as of September 30, 2010 and will not earn any future revenues from this product.

On March 4, 2010, Elan entered into a definitive agreement to divest its Prialt assets and rights to Azur Pharma International Limited and this transaction subsequently closed on May 5, 2010. As a result, there was no Prialt revenue for the third quarter of 2010 and Elan will not earn any future revenues from this product.

Revenue from the EDT business

For the nine month period to September 30, 2010, revenue from the EDT business decreased by 6% to $195.6 million from $207.8 million for the same period of 2009. For the third quarter of 2010, revenue from the EDT business decreased by 9% to $63.2 million from $69.2 million for the third quarter of 2009.

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
		Manufacturing revenue and royalties
14.6	14.5	Tricor®	44.6	39.5
—	14.1	Ampyra	—	34.9
8.3	7.2	Focalin® XR / RitalinLA®	25.9	23.8
6.1	4.5	Verelan®	16.9	16.4
5.9	1.6	Naprelan	11.8	9.4
10.2	0.1	Skelaxin	25.8	5.3
20.8	18.1	Other	67.0	55.1
65.9	60.1	Total manufacturing revenue and royalties	192.0	184.4

		Contract revenue
3.3	3.1	Research revenue and milestones	15.8	11.2

69.2	63.2	Total revenue from the EDT business	207.8	195.6

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the third quarter of 2010 or 2009.

In January 2010, the U.S. Food and Drug Administration approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda Therapeutics, Inc. (Acorda) and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampridine Prolonged Release tablets. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

Manufacturing and royalty revenue recorded for Ampyra in the nine months ended September 30, 2010 of $34.9 million principally reflects shipments to Acorda to satisfy Acorda’s initial stock requirements for the U.S. launch of the product as well as build-up of safety stock supply, and patient demand. Elan records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenues vary with shipments and are not based directly on in-market sales.

Additional analyses of the results between the BioNeurology and EDT businesses are set out in Appendices I and II. For the nine months ended September 30, 2010, Adjusted EBITDA from the EDT business decreased to $72.6 million from $89.6 million for the same period of 2009, reflecting the transition of this business away from some of the older products to newer products, such as Ampyra and Invega Sustenna®. For the third quarter of 2010, Adjusted EBITDA from the EDT business decreased by $4.5 million to $26.1 million from $30.6 million for the same period of 2009. EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors, including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenues from this product have significantly declined.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 4% to $64.2 million for the third quarter of 2010 from $66.6 million for the same period of 2009. The decrease principally reflects reduced sales and marketing costs and amortization expense related to Prialt, offset by an increase in legal costs. SG&A expenses for the three and nine months ended September 30, 2010 and 2009 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
50.9	48.4	BioNeurology	156.7	144.0
7.3	8.5	EDT	23.5	25.3
4.5	3.1	Depreciation and amortization	12.7	9.2
3.9	4.2	Share-based compensation	13.8	13.5
66.6	64.2	Total	206.7	192.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
35.9	51.4	BioNeurology	116.7	154.6
12.1	12.4	EDT	35.7	39.5
32.0	—	AIP	89.0	—
80.0	63.8	Total	241.4	194.1

For the third quarter of 2010, R&D expenses decreased to $63.8 million from $80.0 million for the same period of 2009. The decrease primarily relates to the cost savings as a result of the divestment of the AIP in the third quarter of 2009. Excluding the AIP, R&D expenses increased by $15.8 million, principally reflecting increased investment in development activities related to Tysabri.

On August 24, 2010, Biogen Idec and Elan announced data had been published in the Annals of Neurology on an investigational, two-step assay to detect anti-JC virus (JCV) antibodies in human serum and plasma. Data from this preliminary analysis have been released online and were published in the journal’s September issue.

In October, data further supporting the potential clinical utility of the assay in human plasma or serum was presented at the 26th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS). The detection of anti-JCV antibodies may provide a means to stratify MS patients receiving treatment with Tysabri and assess their risk for developing progressive multifocal leukoencephalopathy (PML), a rare, but serious, brain infection.

In August, Elan and Transition Therapeutics Inc. (Transition) announced the top-line summary results of a Phase 2 Alzheimer’s disease study (AD201) for ELND005. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis. The companies intend to move to Phase 3 development and are exploring all strategic and operational options for the asset.

Our ELND006 gamma secretase Phase 1 clinical trial has been discontinued due to safety signals.

Settlement reserve

On July 15, 2010, Elan announced that it had reached an agreement in principle with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, which Elan divested in 2004.

If the agreement in principle is finalized, Elan expects to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims and has placed $203.5 million into an escrow account to cover the proposed settlement amount. The Company has established a reserve of $206.3 million for this expected settlement and related costs in the nine months ended September 30, 2010.

As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanor violation of the U.S. Federal Food, Drug and Cosmetic Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services.

While Elan expects to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalized or, if a settlement is finalized, what the final terms of the settlement will be. Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

Other net charges

Other net charges for the three and nine months ended September 30, 2010 and 2009 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
—	12.5	Litigation reserve charge	—	12.5
3.2	1.9	Severance and restructuring charges	28.4	5.4
—	(0.1)	Net loss on divestment of Prialt business	—	1.5
—	—	Asset impairment charges	15.4	—
—	—	In-process research and development	5.0	—
—	—	Legal settlement gain	(18.0)	—
3.2	14.3	Total	30.8	19.4

In the third quarter of 2010, we reached an agreement in principle with the class plaintiffs with respect to the previously disclosed legacy antitrust litigation involving nifedipine. If the agreement in principle is finalized and approved by the Court, Elan expects to pay $12.5 million and has recorded a commensurate reserve.

For the three months ended September 30, 2009, other net charges consisted of a severance and restructuring charges of $3.2 million. These charges primarily relate to the realignment of resources announced in 2009.

Net Interest and Investment Gains and Losses

The net interest and investment gains and losses for the third quarter of 2010 increased to $37.5 million compared to $34.4 million in the third quarter of 2009. This increase was primarily due to the net charge on debt retirement of $3.0 million relating to the write-off of unamortized deferred financing costs associated with the 2011 Floating Rate Notes and 2013 Notes that were redeemed during the quarter.

Movement in Shareholders’ Equity

Three Months Ended September 30, 2010 US$m		Nine Months Ended September 30, 2010 US$m
284.1	Opening shareholders’ equity	494.2
(43.6)	Net loss for the period	(258.7)
7.7	Share based compensation	24.6
—	Minimum pension liability	(6.7)
0.8	Issuance of share capital	1.7
1.4	Other	(4.7)
250.4	Closing shareholders’ equity	250.4

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (we have reached an agreement in principle to resolve this Zonegran matter which, if finalized, will require Elan to pay a $203.5 million fine and to take other actions that could have a material adverse effect on Elan); whether we are able to negotiate and enter into a strategic collaboration agreement with respect to ELND005 on favorable terms or at all; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; whether the proposed separation of EDT occurs and, if the separation occurs, on what terms; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix, in particular we ceased distributing Azactam as of March 31, 2010 and we ceased distributing Maxipime as of September 30, 2010; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended September 30, 2009				Three Months Ended September 30, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
217.8	65.9	283.7	Product revenue	218.2	60.1	278.3
—	3.3	3.3	Contract revenue	—	3.1	3.1
217.8	69.2	287.0	Total revenue	218.2	63.2	281.4
113.4	28.7	142.1	Cost of goods sold	113.8	25.4	139.2
104.4	40.5	144.9	Gross margin	104.4	37.8	142.2

			Operating Expenses
58.0	8.6	66.6	Selling, general and administrative(1)	54.3	9.9	64.2
67.9	12.1	80.0	Research and development	51.4	12.4	63.8
(107.7)	—	(107.7)	Net gain on divestment of business	—	—	—
1.4	1.8	3.2	Other net charges	14.3	—	14.3
19.6	22.5	42.1	Total operating expenses	120.0	22.3	142.3
84.8	18.0	102.8	Operating income/(loss)	(15.6)	15.5	(0.1)

10.6	8.6	19.2	Depreciation and amortization	7.6	8.6	16.2
(107.7)	—	(107.7)	Net gain on divestment of business	—	—	—
—	0.4	0.4	Amortized fees	—	0.1	0.1
4.1	1.8	5.9	Share-based compensation	5.8	1.9	7.7
1.4	1.8	3.2	Other net charges	14.3	—	14.3
(6.8)	30.6	23.8	Adjusted EBITDA	12.1	26.1	38.2

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Nine Months Ended September 30, 2009				Nine Months Ended September 30, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
605.2	192.0	797.2	Product revenue	664.2	184.4	848.6
—	15.8	15.8	Contract revenue	1.0	11.2	12.2
605.2	207.8	813.0	Total revenue	665.2	195.6	860.8
323.6	86.7	410.3	Cost of goods sold	341.1	85.2	426.3
281.6	121.1	402.7	Gross margin	324.1	110.4	434.5

			Operating Expenses
179.3	27.4	206.7	Selling, general and administrative(1)	162.6	29.4	192.0
205.7	35.7	241.4	Research and development	154.6	39.5	194.1
—	—	—	Settlement reserve charge	206.3	—	206.3
25.5	5.3	30.8	Other net charges	19.0	0.4	19.4
(107.7)	—	(107.7)	Net gain on divestment of business	—	—	—
302.8	68.4	371.2	Total operating expenses	542.5	69.3	611.8
(21.2)	52.7	31.5	Operating income/(loss)	(218.4)	41.1	(177.3)

31.6	25.8	57.4	Depreciation and amortization	22.6	25.1	47.7
—	—	—	Amortized fees	(0.2)	(0.1)	(0.3)
19.1	5.8	24.9	Share-based compensation	18.7	6.1	24.8
—	—	—	Settlement reserve charge	206.3	—	206.3
25.5	5.3	30.8	Other net charges	19.0	0.4	19.4
(107.7)	—	(107.7)	Net gain on divestment of business	—	—	—
(52.7)	89.6	36.9	Adjusted EBITDA	48.0	72.6	120.6

 (1) General and corporate costs have been allocated between the two segments.